UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches. In respect of the first tranche, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the first tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on May 27, 2021, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended September 30, 2022, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
September 1, 2022	76,166	241.09p	247.00p	238.50p
September 2, 2022	79,605	250.70p	252.50p	243.00p
September 5, 2022	63,930	247.14p	249.50p	244.00p
September 6, 2022	78,602	250.52p	252.00p	247.00p
September 7, 2022	76,605	248.69p	250.50p	247.50p
September 8, 2022	76,523	247.96p	249.50p	245.50p
September 9, 2022	73,751	251.04p	254.00p	249.00p
September 12, 2022	72,152	250.75p	253.50p	247.00p
September 13, 2022	73,665	251.43p	255.00p	244.00p
September 14, 2022	68,271	249.86p	253.50p	242.50p
September 15, 2022	70,254	251.00p	255.00p	247.00p
September 16, 2022	71,408	251.45p	258.00p	243.50p
September 20, 2022	109,497	239.39p	253.50p	234.50p
September 21, 2022	113,625	225.64p	233.00p	222.00p
September 22, 2022	113,372	220.90p	224.00p	211.00p
September 23, 2022	112,326	218.38p	224.50p	215.00p
September 26, 2022	114,347	216.02p	219.00p	211.00p
September 27, 2022	114,909	216.02p	219.00p	211.00p
September 28, 2022	73,240	223.42p	230.00p	212.50p
September 30, 2022	51,258	236.95p	237.00p	235.50p

During the month ended September 30, 2022, the Company repurchased an aggregate of 1,683,506 Ordinary Shares. As of September 30, 2022, the Company’s issued share capital was 289,012,903 shares, 6,656,345 of which were held in treasury, resulting in total voting rights in the Company of 282,356,558 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

September 1, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4495558.html

September 2, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4497145.html

September 5, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4498809.html

September 6, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4500457.html

September 7, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4502245.html

September 8, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4503844.html

September 9, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4505454.html

September 12, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4507136.html

September 13, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4508833.html

September 14, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4510471.html

September 15, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4511953.html

September 16, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4513692.html

September 20, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4515899.html

September 21, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4517525.html

September 22, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4518975.html

September 23, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4520489.html

September 26, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4522380.html

September 27, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4524262.html

September 28, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4526043.html

September 30, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4529777.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: October 4, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer